UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 18, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 21/Jun to 25/Jun

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM Instruction No. 358/02 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Pietro Labriola - Chief Executive Officer

Event: Live – “Conversa com Propósito”

Date and time: June 21st, 2021, at 05:30 p.m.

Link: https://www.linkedin.com/events/6808757052727406592/about/

Topics to be discussed: “Conversa com Propósito” is a series of lives that Luiz Meisler, Executive Vice President of Oracle, holds meetings with different professionals to tell their inspiring stories.

Alexandre Dal Forno – Corporate Marketing Executive Manager

Event: CIGRE Tech Talks - Application of 5G technology in the Electric Sector

Date and time: June 22nd, 2021, at 02:00 p.m.

Link: https://techtalks.cigre.com.br/

Topics to be discussed: Debate on how LTE and 5G hybrid networks can promote the digitization of the electric sector.

Gustavo Alves – Administrative & Tax Services Senior Director;

Victor De Almeida Pinto F. de Mendonça – Tax Strategy Executive Manager; and

Bruno Cordeiro Justo – Tax Planning, Consulting & Operations Executive Manager

Event: Understanding Tax Transparency.

Date and time: June 24th, 2021, at 10:00 a.m.

Link: https://event.webcasts.com/starthere.jsp?ei=1465589&tp_key=6b989a0d77

Topics to be discussed: A discussion about investors expectation from tax transparency.

Rio de Janeiro, June 18th, 2021.

TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: June 18, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer